February 3, 2012

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:      Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments you provided to Daphne Chisolm on December 30, 2012 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Fees and Expenses

1.           Comment: Please provide a representation that the Board of Trustees of the Fund has no intention to terminate the expense limitation agreement of the Fund within the next year.

Response: The Adviser and Fund will not enter into an expense limitation agreement. The disclosure has been revised accordingly.

Principal Investment Strategies

2.           Comment: Please provide a representation that the Fund will invest more than 90% of its total assets in the Underlying Index and in ADRs and GDRs based on the securities in the Underlying Index.

Response: The Fund respectfully declines to make this representation at this time.

Mr. Kieran G. Brown
Securities and Exchange Commission
February 3, 2012
Page 2

3.           Comment. The prospectus disclosure states that the Underlying Index seeks to preserve and increase “purchasing power.” Please explain how purchasing power will be increased.

Response. We have deleted all references to “purchasing power” from the prospectus.

4.           Comment: Please clarify how the Fund’s intends to allocate its assets among the securities listed on page 3 of the prospectus.

Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks

5.           Comment: Please explain the difference between “Risk Related to Investing in Treasury Inflation-Protected Securities (TIPS)” and “Risk Related to Investing in Long Term U.S. Treasury Bonds and TIPS”

Response: We have revised the disclosure consistent with this comment.

Additional Risks

6.           Comment: Please confirm that the risks described as additional risks in the prospectus and that do not appear in the Summary of Principal Risks section of the prospectus also are not principal risks of investing in the Fund.

Response: We believe that such additional risks are not principal risks.

Statement of Additional Information

Investment Restrictions

7.           Comment: Please add disclosure clarifying how concentration investment limitations apply to investments in (i) affiliated investment companies and (ii) revenue bonds.

Response: We have added additional disclosure consistent with this comment.

Management of the Trust

8.           Comment: Please add the phrase “during the past 5 years” to the header for the last column of the trustee table.

Response: We have revised the disclosure consistent with this comment.

9.           Comment: Please consider whether Kartik Kiran Shah’s position as a Director of Wireless Generation also should appear in the column disclosing “Other Directorships.”

Mr. Kieran G. Brown
Securities and Exchange Commission
February 3, 2012
Page 3

Response: We believe that the current disclosure is consisted with the requirements of Form N-1A.

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:

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC